SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

Material Contained in this Report

1.	“ORIX Reenters into a Partial Share Transfer Agreement of Greenko Energy and Decides on New Investment in AM Green (Luxembourg)”
2.	“Filing of Extraordinary Report”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date : June 30, 2025	By	/s/ Yasuaki Mikami
Yasuaki Mikami
Member of the Board of Directors Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project ORIX Corporation

ORIX Reenters into a Partial Share Transfer Agreement of Greenko Energy and Decides on New Investment in AM Green (Luxembourg)

TOKYO, Japan – June 30, 2025 – ORIX Corporation (“ORIX”) announced today that on June 29, 2025, it has decided to reenter into a share transfer agreement to sell 17.5% of the 20% share holdings of Greenko Energy Holdings (“Greenko”), an affiliate company of ORIX, to AM Green Power B.V., a wholly owned subsidiary of AM Green B.V. (“AMG”), which was established by the founders of Greenko and is a next generation energy company. Additionally, ORIX has decided to reenter into an agreement to invest in the convertible note issued by AM Green (Luxembourg) S.à.r.l (“AMG Lux”), the parent company that holds all shares of AMG on the same day.

ORIX had announced in January 2025 that it had entered into a share transfer agreement of Greenko and a new investment in AMG Lux *1, but because the conditions precedent had not been satisfied, the agreement had been terminated in April 2025*2. However, after further consideration among related parties, we have decided to reenter into this agreement.

Regulatory approvals under the Indian Competition Act have already been obtained, and ORIX plans to complete the partial transfer of Greenko shares and underwriting of the convertible notes by the end of July 2025.

1. Purpose of the transaction

Greenko owns major renewable energy companies in India and operates renewable energy power generation facilities with a total installed capacity of 7.3 GW*3, including solar, wind, and hydroelectric power generation. In addition, Greenko is advancing the development of large-scale pumped storage power generation.

ORIX has supported Greenko’s business growth since it invested in March 2021*4. ORIX decided to sell 17.5% of the 20% share holdings in Greenko and invest in AMG Lux as part of its capital recycling strategy. ORIX aims to invest in the next generation of the energy sector (including green molecule) by using part of these funds, an area expected to grow rapidly as the world works towards achieving decarbonization.

AMG is a new platform focusing on decarbonization and green solutions and was established in 2023 by the founders/promoters of Greenko, Anil Chalamalasetty and Mahesh Kolli. AMG has been developing projects to produce green hydrogen*5 and green ammonia*6, and to manufacture water electrolysis equipment that is essential for green hydrogen production. AMG has plans to produce 5 million tonnes per annum (MTPA) of green ammonia, with the first 1 MTPA project located in Kakinada (in Andhra Pradesh, India) which is under construction with targeted commissioning during the 2nd half of 2026. AMG has also signed binding term sheets with the likes of Uniper SE, an energy company, and Yara Clean Ammonia, a trader and distributor of ammonia, to supply green ammonia to Europe. In the future, AMG aims to expand its business to include the production of green hydrogen, synthetic fuels such as methanol, as well as the production of SAF (Sustainable Aviation Fuel) using biomass-derived raw materials, and to become a platform company that builds a value chain for next generation energy.

ORIX has positioned its renewable energy business as one of its key strategic growth areas. In addition to expanding its power generation business in Japan, including solar, geothermal, and wind power, ORIX is also developing its power generation business around the world. In 2023, ORIX made Elawan Energy S.L., a global renewable energy company headquartered in Spain, a wholly owned ORIX Group company*7. The company currently has approximately 4.7GW*3 of renewable energy capacity worldwide.

As the energy transition from the existing system based on fossil fuels to clean energy is progressing as part of the journey towards a decarbonized society, the market for next generation energy is expected to grow significantly. Through this investment, ORIX aims to expand its business areas in the energy transition field while striving to contribute to the realization of a sustainable society through its corporate activities.

*1	ORIX Signs Share Transfer Agreement of Greenko Energy and New Investment in its Affiliate Company (January 20, 2025)
*2	(Cancellation of Announced Disclosure) Notice of Termination of Share Transfer Agreement of Greenko Energy and New Investments in AM Green (April 25, 2025)
*3	As of the end of March 2025
*4	ORIX Completes Acquisition of Shares in Major Indian Renewable Energy Operator Greenko (March 8, 2021)
*5	Hydrogen produced by electrolysis of water using renewable energy
*6	Ammonia made from green hydrogen, which is produced using renewable energy
*7	ORIX to Make Elawan Energy Wholly-Owned Subsidiary (December 14, 2022)

2. Overview of the Affiliate Company Transferring the Shares

(1)	Name	Greenko Energy Holdings
(2)	Location	Mauritius Islands
(3)	Name and title of representative	Anil Kumar Chalamalasetty (Founder and CEO)
(4)	Description of business	Renewable energy business
(5)	Established	2004

3. Overview of the Company to Which the Shares are Being Transferred

(1)	Name	AM Green Power B.V.
(2)	Location	Netherlands
(3)	Name and title of representative	Anil Kumar Chalamalasetty (Founder and CEO)
(4)	Description of business	Renewable energy business
(5)	Established	2023

4. Shareholding Ratio and Stock Transfer Price of the Affiliate Company

(1)	Shareholding ratio	20% of outstanding shares (of which 17.5% will be transferred; shareholding ratio after transaction: 2.5%)
(2)	Transfer price	1,282 million U.S. dollars

5. Overview of the Company to Underwrite the Convertible Note

(1)	Name	AM Green (Luxembourg) S.à.r.l
(2)	Location	Luxembourg
(3)	Name and title of representative	Anil Kumar Chalamalasetty (Founder and CEO)
(4)	Description of business	Next-generation energy production business
(5)	Established	2023

6. Underwriting Amount of the Convertible Note

(1)	Total amount of the convertible note	Approximately 731 million U.S. dollars

7. Schedule of the Transaction

(1)	Date of agreement for transfer of shares and subscription of the convertible note	June 29, 2025
(2)	Date of execution for transfer of shares and subscription of the convertible note	July 2025 (scheduled)

8. Future Outlook

The amount of the gain on the sale of this transaction will fluctuate due to factors such as exchange rate fluctuations. Therefore, the amount of the impact on the current business performance is undetermined.

If the sale price is estimated using the exchange rate as of June 27, 2025, (USD 1 = ¥144.58), ORIX expects to record a gain on the sale of approximately ¥93.4 billion (including the valuation gain on the 2.5% stake which we will continue to hold) in the consolidated financial statements in the second quarter for the fiscal year ending March 31, 2026.

Regarding the impact of the gain on the sale of this transaction as well as the valuation gain to the consolidated financial forecast, after considering not only this transaction but more comprehensively, we have decided not to change our full-year consolidated financial forecast at this time.

We will monitor updates to our business performance and fluctuations in the external environment, and if a change in our full-year consolidated financial forecast becomes necessary, we will disclose this in a timely manner.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX Group:

ORIX Group (ORIX Corporation TSE: 8591; NYSE: IX) was established in 1964 and has grown from its roots in leasing in Japan to become a global, diverse, and unique corporate group. Today, it is active around the world in financing and investment, life insurance, banking, asset management, real estate, concession, environment and energy, automobile-related services, industrial/ICT equipment, ships and aircraft. Since expanding outside of Japan in 1971, ORIX Group has grown its business globally and now operates in around 30 countries and regions across the world with approximately 34,000 people. ORIX Group unites globally around its Purpose: “Finding Paths. Making Impact.” combining diverse expertise and innovative thinking to help our world develop in a sustainable way.

For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of March 31, 2025)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2024 – March 31, 2025” furnished on Form 6-K.

Filing of Extraordinary Report

TOKYO, Japan — June 30, 2025 — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, announced today that it filed an extraordinary report with the Director-General of the Kanto Financial Bureau in Japan concerning the transfer of equity method investee (transfer of shares).

1.	Reason for Filing

This extraordinary report is being submitted due to the occurrence of an event materially affecting our Group’s financial position, results of operations and cash flows, pursuant to Article 24-5, paragraph (4) of the Financial Instruments and Exchange Act and Article 19, paragraph (2), item (12) of the Cabinet Office Ordinance on Disclosure of Corporate Information.

2.	Description of Report

(1) Date of occurrence of the event

June 29, 2025 (date of agreement)

(2) Content of such event

On June 29, 2025, we decided to enter into a share transfer agreement with AM Green Power B.V. (“AM Green Power”) and to transfer a portion of its shares in Greenko Energy Holdings(“Greenko”), an equity method investee of ORIX Corporation, to AM Green Power. The share transfer is scheduled to be completed by the end of July 2025. As a result of this transaction, Greenko will no longer be accounted for as an equity method investee of ORIX Corporation.

(3) Impact of the event on income

The amount of the gain on the sale of this transaction will fluctuate due to factors such as exchange rate fluctuations. Therefore, the amount of the impact on the current business performance is undetermined.

If the sale price is estimated using the exchange rate as of June 27, 2025 (USD 1 = ¥144.58), we expect to record approximately ¥92.2 billion in “gains on sales of affiliates” as an extraordinary gain in the non-consolidated financial statements for the fiscal year ending March 31, 2026. In the consolidated financial statements for the fiscal year ending March 31, 2026, we expect to record approximately ¥93.4 billion in “gains on sales of subsidiaries and equity method investments and liquidation losses, net” and “gains on investment securities and dividends”.